

May 13, 2015

Via E-mail
Andrew J. Pease
President and Chief Executive Officer
QuickLogic Corporation
1277 Orleans Drive
Sunnyvale, CA 94089

      Re: **QuickLogic Corporation**
               Form 10-K for the Fiscal Year Ended December 28, 2014
               Filed March 5, 2015
               File No. 0-22671

Dear Mr. Pease:

      We refer you to our comment letter dated April 23, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Cecilia Blye

                      Cecilia Blye, Chief
                      Office of Global Security Risk

cc: Amanda Ravitz
         Assistant Director
         Division of Corporation Finance